United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
December 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑  Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐  No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐  No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐  No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: December 03, 2010		Roberto Castello Branco
Director of Investor Relations

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF VALE
On November 25, 2010, at 10:30 am, Mr. Ricardo José da Costa Flores and the members Messrs. Mário da Silveira Teixeira Júnior — Vice-Chairman, Renato da Cruz Gomes, Jorge Luiz Pacheco, José Mauro Mettrau Carneiro da Cunha, Sandro Kohler Marcondes, Oscar Augusto de Camargo Filho and Eduardo Fernando Jardim Pinto, and the alternates Messrs. Hajime Tonoki and Paulo Sergio Moreira Fonseca, met, ordinarily, at the Company’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro. Therefore, the Board of Director having unanimously resolved: “3.1.1. RESIGNATION AND REPLACEMENT OF VALE’S DIRECTOR — Considering that Mr. Sérgio Ricardo Silva Rosa presented a dismissal request to the positions of director and Chairman of the Board of Directors and of member of the Strategic Committee of Vale, the Board of Directors expressed its gratitude and appreciation for his relevant contribution to Vale. Subsequently, the Board of Directors resolved to nominate the shareholder, Mr. Ricardo José da Costa Flores, as a director, pursuant to §10º of article 11 of Vale’s By-Laws. The Director appointed herein, whose term shall last until the first General Shareholders Meeting to be held, having attended the meeting, declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law # 6.404/1976) and signed the Acknowledgment Term related to the Agreement for the Adoption of the Level 1 of Corporate Governance Differed Practices and the applicable listing rules and accept his position.” and “3.1.2. DESIGNATION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS OF VALE — The Board of Directors approved the designation of Mr. Ricardo José da Costa Flores as Chairman of the Board of Directors of Vale.” I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.
Rio de Janeiro, November 25, 2010.
Maria Isabel dos Santos Vieira
Lawyer